February 17, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Katherine Wray Ji Shin Frank Knapp Kathleen Collins

Re:	MuleSoft, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 25, 2017 CIK No. 0001374684

Ladies and Gentlemen:

On behalf of our client, MuleSoft, Inc. (“MuleSoft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 9, 2017, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and the revised Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on January 25, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement submitted on January 25, 2017), or as otherwise specifically indicated, all page references herein correspond to the page of the revised Registration Statement.

Prospectus Summary

Our Customers, page 3

1.	You disclose that your customers include more than 30 customers with over $1.0 million in annualized dollar value of subscription and support contracts. Please tell us whether these 30 customers have contract terms of one year, and if so, please explain why you present the “annualized” dollar value of their subscription and support contracts.

Securities and Exchange Commission

February 17, 2017

In response to the Staff’s comment, we have revised the disclosure on pages 3, 58, 84 and 91 to clarify that the Company has 30 customers with over $1.0 million in annual contract value of subscription and support contracts. We supplementally advise the Staff that certain of these customers have contract terms of one year and others have contract terms ranging up to five years. For customers with multi-year contract terms, the Company determines the annual contract value of such contracts by dividing the total contract value of such contracts by the number of years in the subscription period.

Summary Consolidated Financial and Other Data

Non-GAAP Financial Measure, page 11

2.	We note you disclose free cash flow without disclosing the comparable GAAP measure, net cash (used in) provided by operating activities. Please revise your disclosures, both here and on page 60, to include the most directly comparable GAAP-measure for each period presented. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In response to the Staff’s comment, we have revised the disclosure on pages 11 and 61 to include net cash used in operating activities, the most directly comparable GAAP measure for each period presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

3.	Please explain the qualitative or quantitative bases used to select, as examples, the customers named on page 58. Please tell us whether these companies are examples of your customers with over $1.0 million in annualized dollar value of subscription and support contracts.

We supplementally advise the Staff that the Company selected the customers named on page 58 because each customer represented at least $100,000 in subscription and support revenue in 2016.

Business

Case Studies, page 91

4.	Please disclose the time periods during which each customer used your platform.

In response to the Staff’s comment, we have revised the disclosure on pages 92, 93 and 94 to disclose when each customer began using the Company’s platform.

* * * *

Securities and Exchange Commission

February 17, 2017

Please direct any questions regarding the Company’s responses or the revised Registration Statement to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Greg Schott, MuleSoft, Inc.

Rob Horton, MuleSoft, Inc.

Matt Langdon, MuleSoft, Inc.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP